EXHIBIT 12.1

Federal Realty Investment Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
Earnings:
Income from continuing operations	$45,726	$50,869	$39,926	$69,106	$66,729	$50,509	$62,617
Interest on debt and capital leases, excluding capitalized interest	66,418	69,313	65,058	75,232	85,058	63,836	65,554
Interest portion of rents	1,409	1,477	1,476	2,149	1,965	1,253	1,253

Total earnings (A)	$113,553	$121,659	$106,460	$146,487	$153,752	$115,598	$129,424

Fixed charges:
Interest on debt and capital leases, including capitalized interest	$79,667	$87,116	$88,637	$88,691	$90,179	$67,654	$69,967
Interest portion of rents	1,409	1,477	1,476	2,149	1,965	1,253	1,253

Total fixed charges (B)	$81,076	$88,593	$90,113	$90,840	$92,144	$68,907	$71,220

Ratio of Earnings to Fixed Charges (A divided by B)	1.4	1.4	1.2	1.6	1.7	1.7	1.8